Exhibit 99.3

FOR IMMEDIATE RELEASE

Amber International Holding Limited Reports Second Quarter 2025 Unaudited Financial Results

- Record-quarter with historical high revenue and gross profit, led by significant growth in Wealth Management Solutions -

Singapore, September 10, 2025 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”), a leading provider of institutional crypto financial services and solutions operating under the brand name “Amber Premium,” today announced unaudited financial results for the second quarter ended June 30, 2025.

Michael Wu, Chairman of the Board and CEO of Amber International, commented, “We delivered solid overall performance in the second quarter of 2025 with total revenue reaching US$21.0 million, driven by robust growth in wealth management business achieving a record revenue at US$11.5 million, reflecting the success of our institutional-first strategy and demonstrate the scalability of our digital wealth management platform. Our leadership team has not only strengthened our foundation but has positioned us for accelerated, long-term growth as a leading digital wealth management platform in Asia.

Our technology-driven vision is a defining pillar of our strategy. By integrating our crypto-native infrastructure and advanced AI technologies, we are elevating personalization, efficiency, and scalability across all aspects of our business. Looking ahead, we are well-positioned to serve as a gateway for institutional digital asset adoption, broadening our RWA and AgentFi offerings, in collaboration with partners where appropriate, with the goal of delivering meaningful and long-term value for our clients, partners, and shareholders.”

Vicky Wang, President of Amber International, added, “Amber Premium has solidified its position as Asia’s trusted partner for sophisticated clients, serving a core segment of high-net-worth, ultra-high-net-worth individuals, and institutions where we’re seeing very strong momentum. Our unique ability to solve complex institutional challenges through a one-stop-shop offering and a private-banking-like experience is a key differentiator and direct driver of our performance. This is evidenced by a 14% quarter-over-quarter growth in new client onboarding in the second quarter of 2025 and a 20% quarter-over-quarter growth in client assets as of June 30, 2025. The premium nature of our model is further underscored by our solid gross profit, reflecting both the value we deliver to clients and the scalability of our platform. By focusing on the right client segment and building the right infrastructure, we’ve positioned ourselves to benefit from this fast-growing trend, giving us both strength today and confidence for tomorrow.”

Second Quarter and First Half 2025 Highlights

●	Total Revenue: Reached US$21.0 million in the second quarter of 2025, mainly contributed by WFTL Assigned Contracts and robust growth in wealth management solutions and integration of revenue from Marketing and Enterprise Solutions following the Merger. It reached US$35.9 million in the first half of 2025.
●	Wealth Management Solutions Revenue: Reached US$11.5 million in the second quarter of 2025, achieving multi-fold increase. It reached US$21.5 million in the first half of 2025.
●	Gross Profit: Surged to US$15.0 million in the second quarter of 2025, and US$26.0 million in the first half 2025.
●	Adjusted EBITDA: US$0.2 million in the second quarter of 2025, versus a US$1.0 million loss in the same period of 2024. It was US$1.8 million in the first half 2025, versus a US$1.8 million loss in the same period last year.
●	Client Assets on Platform[1]: Increased to US$1,535.3 million as of June 30, 2025, up 35.7% from June 30, 2024.
●	Cumulative KYC’ed Users[2]: Reached 4,911 as of June 30, 2025, up 20.8% from June 30, 2024.

[1]	Client Assets on Platform is defined as the total U.S. dollar equivalent value of client assets as of a specific date.
[2]	Cumulative KYC’ed Users is defined as the total number of clients that completed the Company’s Know Your Customer identity verification as of a specific date.

Business Developments and Strategic Updates

In the second quarter of 2025, Amber International demonstrated strong growth in overall performance, reaffirming its position as Asia’s leading digital wealth management platform serving high-net-worth, ultra-high-net-worth, family offices, and institutional clients.

Total revenue for the quarter reached US$21.0 million, with gross profit rising to US$15.0 million, driven primarily by robust expansion in wealth management solutions powered by continuous product innovation and end-to-end solutions. Our client base expanded significantly, with a 20.8% increase in cumulative KYC’ed users and a 35.7% growth in overall client assets compared to the second quarter of 2024, reinforcing deep client trust and engagement Amber Premium commands within Asia’s elite investor community.

Strategically, Amber International is advancing several core initiatives to drive sustainable, long-term growth:

●	AMBR Tokenization & On-Chain Exposure:

Amber Premium is the first Asia-based public company whose stock is made available onchain via xStocks, enabling 24/7 global access and trading of tokenized AMBR shares alongside major global stocks, bridging traditional finance with DeFi and highlighting Amber’s leadership in crypto-native digital asset innovation.

●	Innovative Financial Products & Seamless Platform Evolution:

Focusing on the delivery of comprehensive structured product suites, enabling clients to optimize yield and manage risk exposure across market cycles. Concurrently, we are evolving a frictionless, AI-embedded platform to enhance client onboarding, product selection, and portfolio monitoring, catering to sophisticated clients and investors.

●	RWA Initiatives:

Our end-to-end solution brings together advisory, custody, and liquidity, positioning Amber Premium at the forefront of bridging traditional finance and DeFi. Building on the success of our stablecoin infrastructure, we are exploring opportunities to expand into tokenization of real-world assets. Over time, we aim to broaden the range of tokenized products, working alongside ecosystem partners where appropriate, to deliver a more unified portfolio experience for clients.

●	Crypto and AI Integration:

Leveraging cutting-edge AI technologies and intelligent agents like MIA across marketing, social engagement, and client support functions in assisting client acquisition and service quality, enabling our businesses and operations to scale efficiently and more consistently.

Second Quarter 2025 Financial Results Summary

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”) completed its previously announced Merger with Amber DWM Holding Limited (“Amber DWM”)3. The Merger is accounted for as a reverse acquisition for accounting purposes.

[3]

In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group Limited. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited (“WFTL”) (the “WFTL Assigned Contracts”) effective from January 1, 2025, and 100% consolidated net income of Sparrow Tech Private Limited (“Sparrow”) effective from March 12, 2025. Therefore, our results for the second quarter and the first half of 2025 have included the net income from WFTL Assigned Contracts and Sparrow, which was not reflected in our results for the corresponding periods in 2024.

Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization. The financial results of iClick have been included in the consolidated financial results since March 12, 2025.

The following table sets forth the key financial metrics of the Company for the periods indicated.

	Three Months Ended June 30,
(US$ in thousands, except per share data; unaudited)	2025	2024	Percentage change
Financial Metrics:
Revenue
Wealth Management Solutions	11,544	610	1,792.5%
Execution Solutions	2,010	24	8,275.0%
Payment Solutions	858	233	268.2%
Sub-total of Amber Premium Business[4]	14,412	867	1,562.3%
Marketing and Enterprise Solutions	6,551	—	N/M
Total revenue	20,963	867	2,317.9%
Gross profit	14,956	286	5,129.4%
Operating loss	(798)	(1,570)	N/M
Net income	728	1,532	(52.5%)
Diluted net income per American Depositary Shares (“ADS”)	0.01	0.02	(50.0%)
Adjusted EBITDA[5]	172	(1,044)	N/M
Adjusted net loss[5]	(311)	(1,070)	N/M
Diluted adjusted net loss per ADS[5]	(0.00)	(0.02)	N/M

Revenue for the second quarter of 2025 was US$21.0 million, a 2,317.9% increase year-over-year, contributed by the thriving growth of all revenue streams:

1) Revenue from Wealth Management Solutions was record high at US$11.5 million in the second quarter of 2025, increased significantly from US$0.6 million in the same period of 2024. It was achieved by higher client assets on our platform and stronger adoption of wealth management offerings, which were supported by the WFTL Assigned Contracts and increased demand on our diverse investment products and services.

2) Revenue from Execution Solutions grew to US$2.0 million in the second quarter of 2025, up from US$24.0 thousand in the same period of 2024. The growth was primarily driven by revenue generated from the WFTL Assigned Contracts, together with higher average fee rate and spread in this quarter.

3) Revenue from Payment Solutions was US$0.9 million in the second quarter of 2025, increased from US$0.2 million for the same period of 2024, mainly contributed by the WFTL Assigned Contracts.

4) Marketing and Enterprise Solutions revenue was US$6.6 million in the second quarter of 2025, generated from online marketing, SaaS products and services provided by iClick after the Merger.

[4]	Amber Premium business comprises our Wealth Management Solutions, Execution Solutions, and Payment Solutions.
[5]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Gross profit for the second quarter of 2025 reached US$15.0 million, compared to US$0.3 million in the same period of 2024. Gross profit margin demonstrated an upward trend to 71.3% in the second quarter of 2025, from 33.0% in the second quarter of 2024. The increase was mainly contributed by the WFTL Assigned Contracts, accelerated growth of Amber Premium business, and higher margin of marketing and enterprise solutions.

Total operating expenses were US$15.8 million in the second quarter of 2025, increased from US$1.9 million in the second quarter of 2024. The change was primarily due to the increase of technology and software services expenses, personnel expenses to support our ongoing business expansion, and legal and other professional service fees.

Operating loss was US$0.8 million in the second quarter of 2025, improved from US$1.6 million operating loss in the second quarter of 2024, as a result of our growth in gross profit and strengthened operating leverage.

Other gains, net were US$1.5 million in the second quarter of 2025, compared to US$3.0 million in the second quarter of 2024. Other gains, net in the second quarter of 2024 were mainly driven by unrealized gain in fair value of digital assets in connection with a related party’s loan, which was subsequently waived prior to the Merger.

Net income was US$0.7 million in the second quarter of 2025, compared to US$1.5 million in the second quarter of 2024, as a result of the foregoing.

Adjusted EBITDA and adjusted net loss were US$0.2 million and US$0.3 million, respectively for the second quarter of 2025, compared to adjusted EBITDA, a loss at US$1.0 million and adjusted net loss at US$1.1 million in the second quarter of 2024.

Balance Sheet Highlights

As of June 30, 2025, the Company had cash and cash equivalents, time deposits and restricted cash of US$25.8 million, compared to US$9.3 million as of December 31, 2024.

Second Quarter 2025 Operating Data

In addition to the measures presented in our consolidated financial statements, we use the operating metrics listed below to evaluate our business, measure our performance, identify trends and make strategic decisions:

	As of June 30,
(US$ in thousands, unless specified)	2025	2024	Percentage change
Operating Metrics[6]:
Cumulative KYC’ed users (in number)	4,911	4,067	20.8%
Active clients[7] (in number)	967	944	2.4%
Client assets on platform	1,535,343	1,131,713	35.7%

	For the three months ended June 30,
	2025	2024	Percentage change
New onboarded KYC’ed users[8] (in number)	254	240	5.8%
Execution trading volume[9]	1,918,758	2,422,586	(20.8)%
Payment trading volume[10]	347,762	326,227	6.6%

[6]

The operating metrics presented in this press release include operating data from Sparrow business and the WFTL Assigned Contracts. While the relevant entities were not consolidated subsidiaries of the Company throughout the relevant periods, their operating data have been included on a pro forma basis for illustrative purposes assuming the completion of DWM Asset Restructuring contemplated in the Merger. As of the date of this earnings release, other than the consolidation of Sparrow business following the relevant regulatory approval in April 2025, the DWM Asset Restructuring has not been completed.

[7]

An active client is defined as a client who has conducted at least one transaction during any consecutive three months ended as of a specific date, or the assets under the client’s management were greater than US$10 thousand as of a specific date.

[8]	New onboarded KYC’ed user is defined as the number of clients that completed the Company’s Know Your Customer onboarding procedures during the period.
[9]

Execution trading volume is defined as the total U.S. dollar equivalent value of two-side spot matched trades transacted of crypto assets between a buyer and seller through the Company, and excluding the deposit or withdrawal of crypto assets during the period.

[10]	Payment trading volume is defined as the total U.S. dollar equivalent value of one-side on/off-ramp through the Company during the period.

Outlook

Based on the information available as of the date of this press release, the Company provides the following revenue outlook of Amber Premium business:

Third Quarter 2025:

●	Revenue of Amber Premium business is estimated to be between US$11.0 million and US$12.5 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

Withdrawal of Full Year Outlook

Given the anticipated market volatility in the fourth quarter, the Company has decided to take a more prudent approach to the financial guidance. Accordingly, the Company withdrew its previously disclosed 2025 full-year revenue guidance.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 10, 2025 (8:00 PM Singapore time on September 10, 2025). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the Access ID number 13755513. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:
Toll Free: 1-844-539-3703

Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1731922&tp_key=9cb3f85351

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13755513

A replay of the call will be available on Wednesday, September 10, 2025, after 12:00 PM ET through Wednesday, September 24, 2025 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International’s website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium is a trusted partner to institutions and high-net-worth individuals, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income/(loss). The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates; (vi) risks related to fluctuations in the market price of bitcoin and any associated unrealized gains or losses on the digital assets that the Company may record in its financial statements as a result of a change in the market price of bitcoin from the value at which the Company’s bitcoins are carried on its balance sheet, as well as commercial, legal, regulatory, accounting and technical uncertainties associated with the Company’s crypto holdings; (vii) a decrease in liquidity in the markets in which the cryptocurrencies and digital assets are traded; (viii) the impact of the availability of spot exchange traded products and other investment vehicles for digital assets; and (ix) reliance on strategic partners or potential strategic partners. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited

Media Relations Team

Phone: +65 6022 0228

E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(US$’000, except share data and per share data, or otherwise noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	20,963	867	35,903	1,878
Cost of revenue	(6,007)	(581)	(9,942)	(1,128)
Gross profit	14,956	286	25,961	750

Operating expenses
Research and development expenses	(4,621)	(13)	(8,014)	(158)
Sales and marketing expenses	(2,806)	(3)	(3,616)	(5)
General and administrative expenses	(8,327)	(1,840)	(14,302)	(3,050)
Total operating expenses	(15,754)	(1,856)	(25,932)	(3,213)
Operating (loss)/income	(798)	(1,570)	29	(2,463)
Finance income, net	—	63	38	52
Other gains/(losses), net	1,549	3,039	1,605	(7,930)
Income/(loss) before share of losses from an equity investee and income tax expense	751	1,532	1,672	(10,341)
Share of losses from an equity investee	(24)	—	(24)	—
Income/(loss) before income tax expense	727	1,532	1,648	(10,341)
Income tax credit/(expense)	1	—	(4)	—
Net income/(loss)	728	1,532	1,644	(10,341)
Net loss attributable to non-controlling interests	13	—	28	—
Net income/(loss) attributable to the Company’s ordinary shareholders	741	1,532	1,672	(10,341)

Net income/(loss)	728	1,532	1,644	(10,341)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil Tax	(115)	—	(115)	—
Comprehensive income/(loss)	613	1,532	1,529	(10,341)
Comprehensive loss attributable to noncontrolling Interests	(24)	—	(24)	—
Comprehensive income/(loss) attributable to the Company’s ordinary shareholders	589	1,532	1,505	(10,341)

Net income/(loss) per ADS attributable to the Company’s ordinary shareholders
— Basic	0.01	0.02	0.02	(0.17)
— Diluted	0.01	0.02	0.02	(0.17)

Weighted average number of ADS used in per share calculation:
— Basic	90,548,508	61,966,949	79,493,454	61,966,949
— Diluted	90,551,286	61,966,949	79,496,261	61,966,949

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Financial Position

(US$’000)

	As of June 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	25,827	9,326
Accounts receivable, net of allowance for credit losses of US$3,515 and US$nil as of June 30, 2025 and December 31, 2024 respectively	7,034	12
Derivative contracts	68,770	69,934
Digital assets	9,428	4,832
Amounts due from related parties	18,525	11,533
Collateral receivables	20,902	14,414
Other current assets, net of allowance for credit losses of US$nil and US$nil as of June 30, 2025 and December 31, 2024, respectively	24,928	2,184
Total current assets	175,414	112,235

Non-current assets
Goodwill	65,922	16,735
Intangible assets	3,180	160
Other assets	3,650	704
Total non-current assets	72,752	17,599

Total assets	248,166	129,834

Liabilities and equity
Current liabilities
Accounts payable	5,887	763
Collateral payables	20,902	14,414
Liabilities due to customers	84,180	71,523
Payable to related parties	16,701	9,980
Bank borrowings	2,673	—
Other current liabilities	24,234	2,884
Total current liabilities	154,577	99,564

Non-current liabilities
Other liabilities	2,294	485
Total non-current liabilities	2,294	485

Total liabilities	156,871	100,049

Equity
Share capital	73,431	13,500
Accumulated losses	(35,218)	(36,890)
Reserve	53,086	53,175
Total equity attributable to equity holders of the Company	91,299	29,785
Non-controlling interests	(4)	—
Total equity	91,295	29,785

Total equity and liabilities	248,166	129,834

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted)

Adjusted EBITDA represents net income/(loss) before (i) depreciation and amortization, (ii) finance income, net, (iii) income tax (credit)/expense, (iv) share-based compensation, (v) other (gains)/losses, net, (vi) net loss attributable to non-controlling interests, (vii) unrealized (gain)/loss in fair value of digital assets, and (viii) cost related to merger.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net income/(loss) for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income/(loss)	728	1,532	1,644	(10,341)
Add/(less):
Depreciation and amortization	484	89	621	196
Finance income, net	—	(63)	(38)	(52)
Income tax (credit)/expense	(1)	—	4	—
EBITDA	1,211	1,558	2,231	(10,197)
Add/(less):
Share-based compensation	178	—	805	—
Other (gains)/losses, net	(1,642)	17	(1,755)	(38)
Net loss attributable to non-controlling interests[11]	13	—	28	—
Unrealized (gain)/loss in fair value of digital assets	—	(2,619)	—	8,399
Cost related to merger[12]	412	—	444	—
Adjusted EBITDA	172	(1,044)	1,753	(1,836)

[11]

Net loss attributable to non-controlling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding non-controlling interests as a measure of its operational performance.

[12]	Cost related to the merger relates to legal and professional fees.

Adjusted net (loss)/income represents net income/(loss) before (i) share-based compensation, (ii) other (gains)/losses, net, (iii) net loss attributable to non-controlling interests, (iv) unrealized (gain)/loss in fair value of digital assets, and (v) cost related to merger. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net (loss)/income from net income/(loss) for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income/(loss)	728	1,532	1,644	(10,341)
Add/(less):
Share-based compensation	178	—	805	—
Other (gains)/losses, net	(1,642)	17	(1,755)	(38)
Net loss attributable to non-controlling interests[11]	13	—	28	—
Unrealized (gain)/loss in fair value of digital assets	—	(2,619)	—	8,399
Cost related to merger[12]	412	—	444	—
Adjusted net (loss)/income	(311)	(1,070)	1,166	(1,980)

The diluted adjusted net (loss)/income per ADS for the periods indicated are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income/(loss)	728	1,532	1,644	(10,341)
Add: Non-GAAP adjustments to net income/(loss)	(1,039)	(2,602)	(478)	8,361
Adjusted net (loss)/income	(311)	(1,070)	1,166	(1,980)

Denominator for net income/(loss) per ADS	90,548,508	61,966,949	79,493,454	61,966,949
– Weighted average ADS outstanding

Denominator for diluted adjusted net (loss)/income	90,551,286	61,966,949	79,496,261	61,966,949
per ADS - Weighted average ADS outstanding

Diluted net income/(loss) per ADS	0.01	0.02	0.02	(0.17)
Add: Non-GAAP adjustments to net income/(loss) per ADS	(0.01)	(0.04)	(0.01)	0.14
Diluted adjusted net (loss)/income per ADS	(0.00)	(0.02)	0.01	(0.03)